UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
NORTHSTAR MERGER SUB, INC.
A Wholly-Owned Subsidiary of
HISAMITSU U.S., INC.
A Wholly-Owned Subsidiary of
HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
670009109
(CUSIP Number of Class of Securities)
Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, Chiyoda-ku 1-11-1
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation(1)	Fee(2)
$407,383,098	$22,732

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,535,967 shares of Noven Pharmaceuticals, Inc. common stock (based on 25,028,987 outstanding as of July 9, 2009, less 1,240,000 shares owned by Hisamitsu Pharmaceutical Co., Inc. and 253,020 outstanding shares of restricted stock) by $16.50 per share, which is the offer price, plus (ii) $3,057,352 expected to be paid in connection with the cancellation of outstanding options, (iii) $10,982,460 to be paid in connection with the cancellation of outstanding stock appreciation rights, plus (iv) $825,000 expected to be paid in connection with cancellation of outstanding restricted stock units, and (v) $4,174,830 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $22,732	Filing Party: Hisamitsu U.S., Inc.
	Form of Registration No.: SC-TO-T	Date Filed: July 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 8 and Item 11.
Item 12. Exhibits
SIGNATURE
EX-99.A.5.M

     This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on July 23, 2009, as amended by Amendment No. 1 filed on July 28, 2009, Amendment No. 2 filed on July 30, 2009, Amendment No. 3 filed on August 13, 2009 and Amendment No. 4 filed on August 20, 2009 (as amended, the “Schedule TO”), by (i) Northstar Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hisamitsu U.S., Inc., a Delaware corporation (“Holdings”) and wholly-owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a corporation organized under the laws of Japan (“Parent”), (ii) Holdings and (iii) Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, together with the associated Series A junior participating preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 6, 2001, between the Company and American Stock Transfer & Trust, as amended (the “Shares”), of Noven Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used in this Amendment No. 5 and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5.
Item 8 and Item 11.
     Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:
     “The subsequent offering period of the Offer commenced by Parent, Holdings and the Purchaser on August 20, 2009, expired at 12:00 midnight, New York City time, on August 26, 2009, and was not extended. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of such subsequent offering period, a total of 22,320,889 Shares were validly tendered representing in the aggregate approximately 89.18% of the Shares outstanding, including Shares tendered during the initial offering period of the Offer. All Shares tendered during such subsequent offering period were immediately accepted for payment and payment for such Shares has been or will be made promptly in accordance with the terms of the Merger Agreement.
     On August 27, 2009, Parent issued a press release announcing the expiration of the subsequent offering period and results and completion of the Offer. Parent also announced that the Purchaser had notified the Company of its intent to exercise its option under the Merger Agreement to purchase, at a price per Share equal to the Offer Price, the number of newly issued Shares that, when added to the number of Shares owned by Parent, Holdings, and the Purchaser at the time the option is exercised, constitutes one share more than 90% of the Shares then outstanding and that, following the acquisition of the Shares that were validly tendered in the Offer and pursuant to such option, Parent intends to consummate the Merger of the Purchaser with and into the Company pursuant to the terms of the Merger Agreement. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Shares will cease to be traded on the NASDAQ Global Stock Market.
     The full text of the press release issued by Parent is filed as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(M)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 27, 2009 announcing the expiration of the subsequent offering period and results and completion of the tender offer.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi

Name: Hirotaka Nakatomi
Title: President & Chief Executive Officer
Date: August 27, 2009

HISAMITSU U.S., INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

Name: Nobuo Tsutsumi, Ph.D.
Title: Secretary
Date: August 27, 2009

NORTHSTAR MERGER SUB, INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

Name: Nobuo Tsutsumi, Ph.D.
Title: Secretary
Date: August 27, 2009

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Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated July 23, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Hisamitsu Pharmaceutical Co., Inc., and Noven Pharmaceuticals, Inc. on July 14, 2009, incorporated herein by reference to the Schedule TO filed by Hisamitsu Pharmaceutical Co., Inc. on July 14, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 23, 2009.*
(a)(5)(C)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on July 23, 2009.*
(a)(5)(D)	Complaint of IBEW Local Union 98, filed in the Court of Chancery of the State of Delaware and dated July 15, 2009.*
(a)(5)(E)	Complaint of Arthur I. Murphy, Jr., filed in the Eleventh Judicial Circuit of Florida and dated July 15, 2009.*
(a)(5)(F)	Complaint of Louisiana Municipal Police Employees, filed in the Court of Chancery of the State of Delaware and dated July 16, 2009.*
(a)(5)(G)	Complaint of Arthur I. Murphy Jr., filed in the Court of Chancery of the State of Delaware and dated July 23, 2009.**
(a)(5)(H)	Complaint of Zucker, et al., filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**
(a)(5)(I)	Complaint of David Noven, filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**
(a)(5)(J)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 13, 2009 announcing the expiration of the Hart-Scott-Rodino Act waiting period.***
(a)(5)(K)	Memorandum of Understanding entered into on August 12, 2009.***
(a)(5)(L)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 20, 2009 announcing the expiration of the initial offering period and commencement of a subsequent offering period.****
(a)(5)(M)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 27, 2009 announcing the expiration of the subsequent offering period and results and completion of the tender offer.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of July 14, 2009, by and among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.*
(d)(2)	Confidentiality Agreement, dated as of June 25, 2008, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(3)	Exclusivity Agreement, dated as of June 4, 2009, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(4)	Amended and Restated Employment Agreement, dated July 14, 2009, between Noven Pharmaceuticals, Inc. and Jeffrey Eisenberg.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on the Schedule TO, dated July 23, 2009.

**	Previously filed on Amendment No. 1 to the Schedule TO, dated July 28, 2009.

***	Previously filed on Amendment No. 3 to the Schedule TO, dated August 13, 2009.

****	Previously filed on Amendment No. 4 to the Schedule TO, dated August 20, 2009.

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